EXHIBIT 99.3
                                                                    ------------

PURCELL ENERGY LTD.
THIRD QUARTER REPORT
FOR THE PERIOD ENDING SEPTEMBER 30, 2003

             PURCELL ENERGY EARNS $3.6 MILLION IN FIRST NINE MONTHS
                      AND CONTINUES TO INCREASE PRODUCTION

Purcell Energy Ltd. reported earnings of $3.6 million in the first nine months of 2003 with cash flow of $4.5 million for the third quarter alone, up 45 percent over the same period in 2002. Purcell's average production for the quarter was 4,088 boe/d, representing an eight-percent increase from second-quarter 2003 levels and a 22-percent increase from first quarter 2003 levels.

The company's third quarter results included 27 days of combined operations of Purcell and BelAir Energy Corporation. The acquisition of BelAir closed on September 4, 2003. Combined with higher production from Purcell's original properties, the acquisition enabled the company to reach record production levels in September. Purcell is expecting that these production rates will continue, with production in the fourth quarter of 2003 estimated to average approximately 5,700 boe/d weighted more than 80 percent to gas. The company plans to drill as many as 25 wells in the November 2003 to April 2004 winter drilling season.

HIGHLIGHTS OF Q3
                                      ----------------------------------------------------------------------------
                                       Three months to Sept. 30     %        Nine months to Sept. 30      %
($000s, except where indicated)               2003         2002   Change            2003        2002   Change
------------------------------------------------------------------------------------------------------------------
FINANCIAL
Petroleum and natural gas sales             11,178        6,121     83            34,613      20,768      67
Revenues, net                                9,025        6,095     48            26,420      19,212      38
Production expenses                          2,753        1,980     39             7,024       5,527      27
    Per unit ($/boe)                          7.32         5.76     27              6.89        4.92      40
G&A expenses                                   823          520     58             2,119       1,790      18
    Per unit ($/boe)                          2.19         1.51     45              2.08        1.59      31
Cash flow                                    4,538        3,132     45            14,874      10,716      39
   Per share - basic ($)                     0.135        0.120     13             0.500       0.403      24
   Per share - diluted ($)                   0.135        0.118     14             0.498       0.395      26
Depletion and site restoration               4,027        3,130     29            10,616       9,448      12
    Per unit ($/boe)                         10.71         9.11     18             10.41        8.41      24
Interest expense                               753          350    115             1,942         870     123
Net income                                     605          621     (3)            3,561       1,264     182
   Per share - basic ($)                     0.018        0.024    (25)            0.120       0.047     153
   Per share - diluted ($)                   0.018        0.023    (22)            0.119       0.046     159
Capital expenditures, net                    5,252        8,651    (39)           23,874      29,101     (18)
Property, plant and equipment                                                    184,730      98,121      88
Working capital deficiency                                                        56,179      42,245      33
Shareholders' equity                                                              96,192      41,492     132
Common shares outstanding
   Weighted average - basic                 33,547       26,197     28            29,763      26,569      12
   Weighted average - diluted               33,619       26,606     26            29,836      27,087      10

OPERATIONS
Production
   Gas (mmcf/d)                              19.97        17.11     17             17.95       20.32     (12)
   Crude oil and liquids (bbls/d)              760          883    (14)              745         728       2
   Equivalent (boe/d)                        4,088        3,735      9             3,737       4,116      (9)
Commodity prices  (well head) (1)
   Natural gas ($/mcf)                        4.58         2.49     84              4.78        2.74      75
   Oil and liquids ($/bbl)                   38.28        37.36      2             38.96       34.16      14
   Equivalent ($/boe)                        29.47        20.24     46             30.74       19.60      57
Netback ($/boe)
   Operating                                 16.68        11.97     39             19.01       12.18      56
   Cash flow                                 12.07         9.12     32             14.58        9.54      53

------------------------------------------------------------------------------------------------------------------

(1) Commodity prices at the wellhead include hedges, and transportation costs are deducted.

The third quarter of 2003 marked the second consecutive quarter of increasing quarter-over-quarter daily production. Purcell has turned a corner and is in growth mode. On a year-over-year basis, production was nine percent higher than third quarter 2002 levels of 3,735 boe/d. Purcell's rising production levels during the second and third quarter of 2003 are attributable to production from new wells drilled in 2003 on various Purcell properties as well as the addition of BelAir's producing properties for the final 27 days of the third quarter.

BELAIR ACQUISITION

Purcell closed the acquisition of BelAir on September 4, 2003. The acquisition was effected through a plan of arrangement. The total amount paid by Purcell for BelAir, before income taxes, was approximately $62.8 million, including $23.9 million of assumed net debt. In addition to approximately 4.5 million and 5.7 million barrels of oil equivalent of proved and established reserves, respectively, Purcell acquired 110,000 net acres of undeveloped land and $52 million of tax pools. Completion of the BelAir acquisition launches a new phase of growth for Purcell, establishing a broader reserve and production base to fund an extensive exploration and development program and providing several lower-risk drilling opportunities to balance the company's high-risk, high-reward exploration drilling. The BelAir properties will also help to spread future drilling activity throughout the year. Prior to acquiring BelAir, Purcell's drilling was concentrated in the winter months. A majority of the BelAir properties are operated, which will give Purcell more control over the timing of its drilling operations.

Under the plan of arrangement, BelAir shareholders received 0.354 of a Purcell common share and $0.10 cash for each BelAir common share. Purcell paid $3,204,498 and issued 11,343,922 common shares to BelAir shareholders. BelAir is now a wholly owned subsidiary of Purcell and the common shares of BelAir have been de-listed from trading on the TSX. Purcell plans to amalgamate BelAir into Purcell prior to the end of 2003.

In conjunction with the BelAir acquisition, Purcell shareholders elected Owen C. Pinnell and Harry B. Wheeler (formerly directors of BelAir) as directors of Purcell. Bernard Benning resigned as a director of Purcell but continues with the company in an ex officio capacity.

With the acquisition of BelAir, Purcell has added a number of employees to its technical and administrative support staff. Also, effective September 1, 2003, Mike Lambros was appointed Vice President, Land and John Emery was promoted to Manager, Engineering/Operations. Mr. Lambros and Mr. Emery each have in excess of twenty years' experience with senior and junior companies in the oil and gas industry. In October 2003, Anthony Graup joined Purcell's exploration team as a senior geophysicist. Mr. Graup has twelve years' experience with a large Canadian independent oil and gas company.

$20 MILLION FINANCING

Simultaneously with the acquisition of BelAir, Purcell completed a private placement financing whereby Purcell issued 8,180,000 subscription receipts at a price of $2.45 per subscription receipt for gross proceeds of $20,041,000. Purcell shareholders approved the private placement on September 3 and proceeds of the financing were used to reduce debt and expand the company's capital expenditure program. Effective September 5, 2003, each subscription receipt was exchanged, at no additional cost, for one common share and one common share purchase warrant of the company. Each warrant entitles the holder to acquire one common share at an exercise price of $5.00 expiring July 24, 2008. If Purcell's common shares trade for ten consecutive trading days at a price greater than $6.50 per common share, the company has the right on 30 days' notice to require warrant holders to exercise their warrants for common shares at the exercise price or the warrants will expire.

As a result of the financing in combination with the acquisition of BelAir, Purcell now has debt that is around 2.1 times forecast fourth-quarter 2003 annualized cash flow and approximately 1.7 times forecast 2004 cash flow.

UPDATE ON DRILLING AND OPERATIONS

Purcell plans to drill approximately 50 wells over the next 12-month period. These wells offer a range of prospects from high risk, high reward to low risk, modest reward.

Purcell's management and staff are successfully integrating the assets and operations of BelAir Energy while maintaining the company's active exploration and development program.

FORT LIARD, NWT

The Fort Liard 2K-29 development well (24-percent interest) drilled in the first quarter of this year continues to produce at a constrained rate of 25 mmcf/d of raw gas. In response to the success of this well, the operator has confirmed that it will drill two development wells on the property in the first half of 2004. Drilling of 3K-29 will start in January and 2M-25 will follow in May 2004. Both wells will be directionally drilled, one from each of the existing K-29 and M-25 well sites, and will be tied-in to existing facilities. Purcell will have a 24-percent interest in each of the wells, which are expected to cost about $10 million each to drill and tie in. A further $8 to $10 million will be spent on facilities expansion with Purcell's share also 24 percent. At current natural gas prices, recovery of all of these costs is expected after less than eight months of added production.

In August, the workover and recompletion of the M-25 well at Fort Liard was successful, allowing gas production to resume after a temporary shut-in through the first part of the third quarter. The recompletion involved accessing the upper fractures in the producing natural gas zone. Raw gas production from this well recovered to 15 mmcf/d but has since been constrained to 10 mmcf/d. The operator is considering sidetracking the M-25 well early next year to avoid the main fracture where influx of water has occurred. The sidetracking program has the potential to add significant gas production by mid-2004.

During the fourth quarter, gross raw gas production from the four existing wells at Fort Liard is estimated to average approximately 75 mmcf/d, with Purcell's net share equaling about 14 mmcf/d of sales gas. Although Purcell's Fort Liard gas production is now 22 percent above the first quarter of 2003, this is only 40 percent of current total company production.

TENAKA, BRITISH COLUMBIA

Purcell's Tenaka property is attracting considerable attention this winter. Purcell has varying interests at Tenaka in 52,000 gross acres of natural gas prone land adjacent to the Adsett gas field, which is reported to have more than 130 bcf of gas reserves. Two discoveries were made last winter immediately adjacent to Purcell's Tenaka property that are now producing four to six mmcf/d each. A second farmout and joint venture agreement has been negotiated with Anadarko Canada Corporation covering a total of 48 gas spacing units (33,000 gross acres) at Tenaka in northeast British Columbia (see map).

Purcell and Anadarko have acquired certain lands jointly and pooled other lands for the joint venture. The joint venture lands are southwest of Anadarko's Adsett Slave Point gas pools where current gross gas production totals more than 50 million cubic feet per day. This joint venture follows an earlier joint venture formed last year on a block of land directly north of the new joint venture. Pursuant to the new joint venture, a 162 square kilometer 3D seismic program will be conducted this winter. After earning and payout of costs, Purcell will retain an average 36 percent working interest in the joint venture lands. Under the agreement, gas produced from the joint venture lands will be processed through Anadarko's existing Adsett infrastructure.

Purcell and Anadarko have committed to drill three Slave Point prospects identified on a 120 square kilometre 3D seismic program shot last winter over the first joint venture lands that lie immediately north of the new joint venture. The three wells will be drilled simultaneously in the first quarter of 2004. Tie-in of successful wells is planned for the second quarter of 2004. The first joint venture covers 23 gas spacing units (16,000 gross acres). Several other prospects have been identified on the joint lands. Purcell will participate at a 25-percent interest in the first well and retain a 37.4-percent interest after payout of costs. Purcell's participation in the second and third wells will be at 37.4 and 28-percent working interests, respectively.



[GRAPHIC OMITTED]
[MAP OF TENAKA, B.C.]



UMBACH, BRITISH COLUMBIA

At Umbach, Purcell drilled a potentially high-impact well during the third quarter, which was unsuccessful. Purcell and its partners are currently reviewing the drilling results and their 130 km2 of 3D seismic covering the area to determine if there is potential to sidetrack the well. Several untested structures exist on Purcell's acreage, where the company has interests from 29 to 35 percent in 13 key sections of land. Both wells drilled on the project have identified shallower gas potential. The company plans to move forward on this gas development in 2004.

LOCHEND, ALBERTA

In early November Purcell began drilling a deep gas prospect at Lochend, where the company is paying 40 percent for drilling of the first well to earn a 50 percent working interest. The well is targeting a 3D-seismically defined Elkton gas anomaly. Purcell owns an eight-section land block on this prospect located 40 kilometers northwest of Calgary.

DORIS, ALBERTA

Purcell has net production of approximately 400 boe/d at Doris where the company is working to lower processing costs and conduct further low-risk development. The property continues to have exploitation potential, as well as exploration prospects. The company has reprocessed its 2D seismic data and identified numerous gas prospects in the Roche area of the North Doris lands. Purcell plans to drill up to six exploratory wells following up on a previous BelAir discovery on the Roche block. The wells will be drilled in the first quarter of 2004 at a one-third interest for Purcell.

WEST PEMBINA, ALBERTA

The company is active in the Pembina area where it has tied in a dual-zone gas discovery (50-percent working interest). Two other successful exploratory wells are currently being completed. Several additional prospects will be tested in the next six months, all at a 50-percent interest. The West Pembina area has the potential to develop into a core area for Purcell.

RAINBOW, ALBERTA

At Rainbow, Purcell's net production increased to 290 boe/d for the third quarter compared to 220 boe/d in the previous quarter. The company has net production capability of 500 to 600 boe/d in this area. Operating problems at a third-party gas processing facility have caused significant interruptions. Purcell is working with the operator of the plant to improve the performance of the facility.

SOUTHEAST SASKATCHEWAN

During the fourth quarter of 2003, Purcell is drilling development wells at Weyburn, Griffin and Minton in southeast Saskatchewan. Purcell has in-depth knowledge of the area with many years of experience with these properties. The region produced 427 boe/d net to Purcell during the third quarter.


OTHER PROJECTS

In the fourth quarter, Purcell is drilling exploratory gas prospects at Obed and Blueberry in northwest Alberta.


DRILLING ACTIVITY

Drilling results for the third quarter included two successful wells at an average 50-percent working interest. One dry hole was drilled at a 29-percent working interest. Purcell's drilling success rate was 67 percent for the third quarter and 70 percent for the first nine months of 2003. Drilling activity was limited in the third quarter as the company's focus was on completing the BelAir acquisition. Purcell anticipates a busy winter drilling season with up to 23 wells planned.

DRILLING ACTIVITY                       Three months to September 30               Nine months to September 30
Wells                                       2003                2002                 2003                 2002
---------------------------------------------------------------------------------------------------------------
                                GROSS        NET     Gross       Net      GROSS       NET      Gross       Net
===============================================================================================================
 EXPLORATORY
 Gas                                2       1.00         1      0.50          8      2.05          2      0.73
 Oil                                -          -         -         -          1      0.17          1      1.00
 Dry                                1       0.29         1      0.60          6      4.79          5      1.10
---------------------------------------------------------------------------------------------------------------
                                    3       1.29         1      1.10         15      7.01          8      2.83
---------------------------------------------------------------------------------------------------------------
 DEVELOPMENT
 Gas                                -          -         -         -          4      0.54          3      0.26
 Oil                                -          -         2      1.42          1      0.22          2      1.42
 Dry                                -          -         -         -          -         -          -         -
---------------------------------------------------------------------------------------------------------------
                                    -          -         2      1.42          5      0.76          5      1.68
---------------------------------------------------------------------------------------------------------------
 TOTAL                              3       1.29         4      2.52         20      7.77         13      4.51
===============================================================================================================


OUTLOOK

Purcell anticipates continued growth to the end of 2003 and throughout 2004. With the success of recent well tests and the planned extensive drilling program, Purcell has never been better positioned for growth through the drill bit. Combining recently added production from the BelAir properties with the asset base of the company has already moved Purcell into a new league. Purcell's cash flow and extensive prospects will allow it to pursue its exceptional exploration program.

Purcell expects record production levels for the fourth quarter of 2003, averaging approximately 5,700 boe/d (weighted 80 percent to natural gas). This is down slightly from previous forecasts for average fourth quarter production of 6,000 boe/d. Purcell's production capacity presently exceeds 6,000 boe/d. The revision in the forecast is a result of timing issues with new production coming on later than originally expected at Pembina, as well as lower production from the M-25 well at Fort Laird, constrained Rainbow production as a result of the third party facility constraints, and a number of temporary production interruptions on two BelAir properties. Purcell targets a production rate of 7,000 boe/d during the second quarter of 2004. Based on production estimates, fourth quarter cash flow is expected to range from $7.5 million to $8 million, or $0.16 to $0.17 per share. Total net debt at the end of 2003 is forecast to be about $63 million, including the $5 million subordinated debenture, which is about 1.7 times 2004 forecast cash flow..

Capital expenditures in the last quarter of 2003 are forecast at $7.5 million, including drilling up to six exploratory wells and five development wells at an average working interest of about 50 percent. As this drilling activity continues to accelerate into 2004, the company's production and cash flow is expected to continue growing in the coming quarters.


Jan M. Alston,
President and CEO
November 25, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2002. COMPARISONS MADE TO PRIOR PERIODS ARE TO CORRESPONDING PERIODS IN THE PRECEDING YEAR UNLESS OTHERWISE INDICATED.

PER BARREL OF EQUIVALENT AMOUNTS HAVE BEEN CALCULATED USING A CONVERSION RATE OF SIX THOUSAND CUBIC FEET OF NATURAL GAS TO ONE BARREL OF OIL.

REVENUE

COMMODITY PRICES AND SALES CONTRACTS

Petroleum and natural gas sales were up 83 percent to $11.2 million in the third quarter of 2003 compared with 2002 due to higher average product prices received at the wellhead combined with higher production levels. Crude oil and liquids prices increased by two percent to $38.28 per barrel, while natural gas prices rose 84 percent to $4.58 per mcf in the third quarter of 2003 compared with 2002. In the third quarter of 2003, 96 percent of the company's production was sold into the spot market. Financial costless collar contracts lowered average natural gas prices received at the wellhead by $0.05 and $0.66 per mcf in the third quarter and nine months ended September 30, 2003 respectively. Approximately 12.4 mmcf per day of natural gas and 299 barrels of crude oil, representing about 44 percent of the company's expected production for the remainder of 2003, is hedged at an average floor price of CAD 31.43 per equivalent barrel of oil.

Natural gas transportation costs decreased by 28 percent to $0.74 per mcf in the third quarter compared with 2002 mainly as a result of increased production. However, natural gas transportation costs increased by 17 percent in the nine months ended September 30, 2003 compared to 2002 as a result of allocating firm transportation costs over lower Fort Liard production volumes earlier this year. Per unit transportation costs are expected to decline as additional production comes on stream in the second quarter of 2004 as a result of planned Fort Liard development activities. In addition, effective November 1, 2003 the company mitigated the costs of certain excess processing and transportation commitments at the Fort Nelson, B.C. gas plant.

REVENUE IMPACT

($ thousands)                           Three months to September 30              Nine months to September 30
Petroleum and natural gas       Crude Oil       Natural                  Crude Oil       Natural
sales, at the wellhead           and NGLs           Gas        Total      and NGLs           Gas        Total
--------------------------------------------------------------------------------------------------------------
2002 sales                          3,192         2,929        6,121         6,950        13,818       20,768
Increase (decrease) due to:
  Commodity prices                    (38)        4,382        4,344           808        13,924       14,732
  Volume                             (817)           66         (751)         (170)       (2,181)      (2,351)
  Acquisitions                        349         1,115        1,464           349         1,115        1,464
--------------------------------------------------------------------------------------------------------------
2003 sales                          2,686         8,492       11,178         7,937        26,676       34,613
==============================================================================================================


PRODUCTION

Production in the third quarter averaged 4,088 boe per day, an increase of nine percent from the same quarter in 2002. Third-quarter production rates were affected most by the addition of properties from the BelAir acquisition in September 2003. Purcell now has more diversified production with a presence in British Columbia and increased production in Alberta. With these new properties producing through all of the fourth quarter, Purcell expects that average production levels will be significantly increased to approximately 5,700 boe/d, further reducing the company's production volatility associated with the Fort Liard wells.

PRODUCTION BY AREA
                                       Three months ended September 30      Nine months ended September 30
(boe per day)                                   2003              2002             2003               2002
-----------------------------------------------------------------------------------------------------------
Northwest Territories
   Fort Liard  F-25A                             393               441              456                558
               K-29                              892             1,128              965              1,292
               2K-29                             640                 -              372                  -
               M-25                              157               530              275                942
-----------------------------------------------------------------------------------------------------------
TOTAL NORTHWEST TERRITORIES                    2,082             2,099            2,068              2,792
-----------------------------------------------------------------------------------------------------------
British Columbia
   Clarke Lake                                   162                 -               55                  -
   Other                                           9                 7                8                  8
-----------------------------------------------------------------------------------------------------------
TOTAL BRITISH COLUMBIA                           171                 7               63                  8
-----------------------------------------------------------------------------------------------------------
Alberta
   Ells/Birch Tar                                310               216              299                184
   Wainwright                                    107               127              124                124
   Rainbow                                       290               317              221                146
   Pine Creek                                    109               121              106                132
   Central Alberta                               373               211              296                204
   Other                                         219                61              105                 31
-----------------------------------------------------------------------------------------------------------
TOTAL ALBERTA                                  1,408             1,053            1,151                821
-----------------------------------------------------------------------------------------------------------
Saskatchewan
   Minton                                        220               323              260                311
   Other                                         207               253              195                184
-----------------------------------------------------------------------------------------------------------
TOTAL SASKATCHEWAN                               427               576              455                495
-----------------------------------------------------------------------------------------------------------
TOTAL PURCELL                                  4,088             3,735            3,737              4,116
-----------------------------------------------------------------------------------------------------------

EXPENSES

ROYALTY EXPENSE

Royalty expense increased in 2003 as a result of higher royalties paid on the Fort Liard production after the project reached payout in March 2002 and higher commodity prices received. Royalties on Fort Liard production increased 468 percent to $0.82 per mcf and 113 percent to $0.64 per mcf in the third quarter and the nine months, respectively, compared to 2002. Royalties on British Columbia, Alberta and Saskatchewan production increased by 39 percent to $7.35 per boe and 65 percent to $7.36 per boe in the third quarter and the nine months, respectively, compared to 2002. Royalty rates on the properties acquired from BelAir are similar to that of Purcell's non-Fort Liard properties.

ROYALTY (CROWN, FREEHOLD AND OVERRIDES) EXPENSES BY PRODUCT

                                                              Three months to                Nine months to
                                                                 September 30                  September 30
($ thousands)                                             2003           2002           2003           2002
------------------------------------------------------------------------------------------------------------
Crude oil and liquids                                      306            499          1,070          1,072
Natural gas                                              1,995            464          4,435          1,899
------------------------------------------------------------------------------------------------------------

                                                              Three months to                Nine months to
                                                                 September 30                  September 30
($ thousands)                                             2003           2002           2003           2002
------------------------------------------------------------------------------------------------------------
CORPORATE ROYALTY EXPENSE                                2,301            963          5,505          2,971
------------------------------------------------------------------------------------------------------------
Average cost ($/boe)                                      6.12           2.80           5.40           2.64
Percentage of sales                                       20.6%          15.7%          15.9%          14.3%
------------------------------------------------------------------------------------------------------------


PRODUCTION EXPENSE

Production expenses per boe increased 28 percent to $7.32 in the third quarter of 2003 in comparison to the third quarter of 2002. Increased production expenses reflect continuing production constraints at Rainbow, Alberta and maturing properties in Saskatchewan. Production expenses also increased for Purcell's Fort Liard property in the Northwest Territories, but remain below industry average at $4.79 per boe for the third quarter. The increase for the Northwest Territories is attributable to recompletion operations on the M-25 well in August 2003 combined with expenses associated with expanding production capacity at Fort Liard facilities. Production from the two development wells planned for 2004 at Fort Liard should help drive down production expenses.

For the nine-month period, production expenses increased 40 percent to $6.89 per boe compared to $4.92 per boe in the same period of 2002. Production expenses for the nine-month period were influenced by the same factors as those described above for the three-month periods.

                                              --------------------------------------------------------------
                                                                               Three months to September 30
                                                                        2003                           2002
($ thousands)                                         AMOUNT         ($/BOE)          Amount        ($/boe)
------------------------------------------------------------------------------------------------------------
Northwest Territories                                  $ 918          $ 4.79           $ 697         $ 3.61
British Columbia                                          66            4.24              13          20.42
Alberta                                                1,258            9.70             773           7.98
Saskatchewan                                             512           13.03             497           9.37
------------------------------------------------------------------------------------------------------------
CORPORATE PRODUCTION EXPENSE                          $2,573          $ 7.32          $1,980         $ 5.76
------------------------------------------------------------------------------------------------------------

                                              --------------------------------------------------------------
                                                                                Nine months to September 30
                                                                        2003                           2002
($ thousands)                                         AMOUNT         ($/BOE)          Amount        ($/boe)
------------------------------------------------------------------------------------------------------------
Northwest Territories                                 $2,468          $ 4.37          $2,390         $ 3.14
British Columbia                                          70            4.03              56          25.61
Alberta                                                3,134            9.98           1,916           8.55
Saskatchewan                                           1,352           10.87           1,165           8.62
------------------------------------------------------------------------------------------------------------
CORPORATE PRODUCTION EXPENSE                          $7,024           $6.89          $5,527         $ 4.92
------------------------------------------------------------------------------------------------------------


GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative (G&A) expenses increased to $2.19 per boe in the third quarter of 2003 from $1.59 for the third quarter of 2002. Higher G&A expenses relate to a growing team of professionals employed by the company and working out of a larger and more sophisticated office environment. This enabled Purcell to successfully execute the acquisition of BelAir Energy during the quarter. G&A expenses are expected to decline on a per boe basis for the remainder of 2003 as production volumes increase during the balance of the year.

                                                              Three months to                Nine months to
                                                                 September 30                  September 30
($ thousands)                                             2003           2002           2003           2002
------------------------------------------------------------------------------------------------------------
Personnel costs                                            682            513          1,816          1,802
Rent and occupancy costs                                   139             88            320            231
Other                                                      381            178          1,006            783
------------------------------------------------------------------------------------------------------------
                                                         1,202            779          3,142          2,816
Capitalized expenses                                      (286)          (149)          (725)          (621)
Recoveries                                                 (93)          (110)          (298)          (405)
------------------------------------------------------------------------------------------------------------
Corporate G&A expense, net                                 823            520          2,119          1,790
------------------------------------------------------------------------------------------------------------
Average cost ($/boe)                                      2.19           1.51           2.08           1.59
------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense was 115 percent and 123 percent higher in the third quarter and the first nine months of 2003 respectively, compared to 2002. Interest expense amounted to $0.8 million for the third quarter and $1.9 million for the first nine months of 2003. The increase was due to 14-percent higher effective bank lending rates and 57-percent higher outstanding bank loan balances in 2003. In addition, a portion of the increase was due to interest paid on the subordinate debenture that was obtained in October 2002. The average debt levels increased as a result of the extensive 2003 winter drilling program.

In conjunction with the acquisition of BelAir and the $20 million equity financing during the third quarter, Purcell's debt has reduced on a go forward basis in relation to assets, production and forecast cash flow.

DEPLETION, AMORTIZATION AND SITE RESTORATION COSTS

Depletion costs per boe are higher by 18 percent and 24 percent in the third quarter and the nine months, respectively, compared to 2002, as a result of relatively high finding and development costs. The high finding and development costs were a result of the low success rate experienced by the company on its high-impact exploration program that was undertaken during the past two years. In addition, the 2K-29 well was drilled during the first quarter of 2003 at Fort Liard in order to manage production and reserves and at this time, no additional reserves have been assigned to the Fort Liard property.

CORPORATE TAXES

The company is not currently taxable except for the federal Large Corporations' Tax and provincial capital taxes. Based on corporate forecasts the company does not expect to pay cash income taxes before 2006. Tax pools at September 30, 2003 amounted to approximately $120 million.

NETBACKS

                                                              Three months to                Nine months to
                                                                 September 30                  September 30
($/boe)                                                   2003           2002           2003           2002
------------------------------------------------------------------------------------------------------------
Sales revenue                                          $29.86         $18.00        $ 34.07        $ 18.58
Royalty expense                                         (5.60)         (2.70)         (4.98)         (2.58)
Financial hedging gain (loss)                           (0.26)          2.43          (3.19)          1.10
Production expenses                                     (7.32)         (5.76)         (6.89)         (4.92)
------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                                       16.68          11.97          19.01          12.18
General & administrative                                (2.19)         (1.51)         (2.08)         (1.59)
Interest & financing costs                              (2.11)         (1.02)         (2.03)         (0.77)
Capital taxes                                           (0.31)         (0.32)         (0.32)         (0.28)
------------------------------------------------------------------------------------------------------------
CASH FLOW NETBACK                                       12.07           9.12          14.58           9.54
Depletion, amortization and site restoration           (10.71)         (9.11)        (10.41)         (8.41)
Future income taxes                                      0.25           1.80          (0.68)          0.00
------------------------------------------------------------------------------------------------------------
NET INCOME                                             $ 1.61          $1.81          $3.49          $1.13
------------------------------------------------------------------------------------------------------------

Substantially higher realized commodity prices, offset by increased royalties, production, general and administrative and interest costs, contributed to improved operating netbacks in 2003 compared to 2002. However, higher depletion costs have resulted in lower comparable net income results for third quarter 2003.


CAPITAL RESOURCES AND LIQUIDITY

Purcell invested $5.25 million during the third quarter and a total of $23.87 million during the first nine months of 2003. Purcell expects to invest another $7.5 million in the last quarter of 2003. A significant portion of the spending in the first nine months of 2003 reflected investments of $4.3 million at Fort Liard for drilling the 2K-29 well and increasing production capacity of existing facilities. With increasing production from the BelAir acquisition, the company expects cash flow to approximate capital expenditures in the last quarter of 2003.

CAPITAL EXPENDITURES

                                                            Three months to                  Nine months to
                                                               September 30                    September 30
($ millions)                                          2003             2002            2003            2002
------------------------------------------------------------------------------------------------------------
Undeveloped land                                     1,142            1,144           2,572           2,647
Geological and geophysical                             263            1,133           2,232           3,614
Drilling and completions                             3,487            7,198          13,955          13,568
Facilities and gathering systems                       352             (471)          4,278           9,012
Acquisitions (dispositions), net                        (9)            (359)            745             157
Other                                                   17                6              92             103
------------------------------------------------------------------------------------------------------------
Total                                                5,252            8,651          23,874          29,101
------------------------------------------------------------------------------------------------------------

The table above does not include Purcell's acquisition of BelAir. The pre-tax cost of the BelAir acquisition amounted to $62.8 million and is being accounted for by the purchase method. The acquisition was funded 45 percent through the issuance of Purcell stock, 38 percent by the assumption of BelAir's net debt and the balance by Purcell's bank debt and working capital.

Not including the BelAir acquisition, third quarter capital investments were funded 87 percent by cash flow. The nine months investment of $23.9 million was funded 62 percent by cash flow, 11 percent by the issue of one million common shares at $2.90 per share during the first quarter, and the balance by debt and working capital.

On September 30, 2003 the company's working capital deficiency totalled $56.2 million, including $55.4 million of demand bank debt. In conjunction with the acquisition of BelAir in September, Purcell closed a $20-million equity financing. On October 1, 2003, Purcell secured an expanded bank credit facility of $65 million and immediately retired BelAir's credit facility. At year-end 2003 net debt is forecast to be around 2.3 times forecast annualized fourth quarter cash flow and 1.5 times forecast 2004 cash flow.

NORMAL COURSE ISSUER BID

During the nine months ended September 30, 2003, Purcell repurchased 1,171,600 of its common shares at a cost of $3,286,309 resulting in a $1,496,611 reduction in retained earnings. Of the shares repurchased, 944,000 shares were purchased pursuant to an issuer bid that expired on June 13, 2003. At September 30, 2003, the company was authorized to purchase a further 2,172,400 shares pursuant to an issuer bid that expires on June 12, 2004.

Certain information included in this document is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of commodity prices; well production rates; drilling success; the timing of exploration and development activities; the ability of Purcell Energy to make acquisitions and/or integrate the operations of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, including interest rate and currency exchange rate fluctuations; stock market volatility; the ability of Purcell Energy to recruit and retain qualified employees; and the successful implementation of Purcell Energy's overall business strategy. For additional information with respect to certain of these and other factors, see the reports filed by Purcell Energy with the Canadian securities regulators. Purcell Energy disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

================================================================================

                                                             PURCELL ENERGY LTD.
                                                     CONSOLIDATED BALANCE SHEETS


AS AT                                             SEPTEMBER 30,     DECEMBER 31,
                                                           2003            2002
--------------------------------------------------------------------------------

(UNAUDITED) (Audited)
ASSETS
CURRENT
   Cash                                            $    487,816     $        300
   Accounts receivable                               10,556,771        7,635,293
   Due from related party                               250,718          674,169
   Prepaid expenses and deposits                      1,261,849          594,499
   Inventory                                            565,898          435,987
   Current portion of loan receivable                   194,017          210,880
                                                   ------------     ------------
                                                     13,317,069        9,551,128

LOAN RECEIVABLE                                         384,311          525,608
DEFERRED FINANCING COSTS                                684,695          809,552
DEFERRED PENSION ASSET                                  568,496          387,821
PROPERTY, PLANT AND EQUIPMENT (NOTE 3)              184,729,678      101,250,900
                                                   ------------     ------------

                                                   $199,684,249     $112,525,009

================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
   Bank indebtedness (Note 4)                      $ 55,436,959     $ 30,703,065
   Accounts payable and accrued liabilities          13,732,297       13,740,816
   Corporate taxes payable                              326,782          283,580
                                                   ------------     ------------
                                                     69,496,038       44,727,461

SUBORDINATE DEBENTURE                                 5,000,000        5,000,000
PROVISION FOR FUTURE SITE RESTORATION COSTS           5,630,548        1,657,000
FUTURE INCOME TAXES                                  23,365,581       14,061,677
                                                   ------------     ------------
                                                    103,492,167       65,446,138
                                                   ------------     ------------

SHAREHOLDERS' EQUITY
EQUITY INSTRUMENTS (NOTE 5)
   Common shares                                     86,314,280       42,238,862
   Share purchase warrants                            3,386,363          412,575
   Preferred shares                                     128,000          128,000
                                                   ------------     ------------
                                                     89,828,643       42,779,437
RETAINED EARNINGS                                     6,363,439        4,299,434
                                                   ------------     ------------
                                                     96,192,082       47,078,871
                                                   ------------     ------------

                                                   $199,684,249     $112,525,009


================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
1

                                                                                                PURCELL ENERGY LTD.
                                                         CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                                                                                        (UNAUDITED)


                                                     THREE MONTHS ENDED SEPT 30          NINE MONTHS ENDED SEPT 30
                                                    ----------------------------- --- -----------------------------

                                                           2003             2002              2003             2002
                                                  --------------    -------------   --------------    -------------
REVENUE
    Petroleum and natural gas sales (Note 2)        $11,178,449       $6,120,647      $ 34,612,812     $ 20,767,652
   Royalty revenue                                       12,428           11,538                             35,586
                                                                                            42,968
   Royalty expense                                   (2,300,792)        (963,012)                        (2,971,325)
                                                                                        (5,505,478)
   Alberta royalty tax credit                           131,466           35,985                             71,125
                                                                                           364,651
   Financial hedging gain (loss)                        (98,272)         835,125        (3,251,652)       1,234,099
                                                  --------------    -------------   --------------    -------------
                                                      8,923,279        6,040,283        26,263,301       19,137,137
   Interest and other income                            101,616           54,574           156,394           74,532
                                                  --------------    -------------   --------------    -------------
                                                      9,024,895        6,094,857        26,419,695       19,211,669
                                                  --------------    -------------   --------------    -------------

EXPENSES
   Production                                         2,753,385        1,980,158         7,023,593        5,526,782
   Depletion, amortization and site restoration       4,027,098        3,130,000        10,616,098        9,448,000
   Amortization of deferred financing costs              41,922                -           125,686                -
   General and administrative, net                      823,452          519,900         2,119,354        1,789,902
   Interest                                             753,382          349,796         1,941,987          870,440
                                                  --------------    -------------   --------------    -------------
                                                      8,399,239        5,979,854        21,826,718       17,635,124
                                                  --------------    -------------   --------------    -------------

INCOME BEFORE CORPORATE TAXES                           625,656          115,003         4,592,977        1,576,545

CORPORATE TAXES
   Capital taxes                                        114,750          112,740           334,708          308,712
   Future income taxes (recovery)                       (94,308)        (618,810)          697,653            3,622
                                                  --------------    -------------   --------------    -------------
                                                         20,442        (506,070)         1,032,361          312,334
                                                  --------------    -------------   --------------    -------------

NET INCOME FOR THE PERIOD                               605,214          621,073         3,560,616        1,264,211
                                                  --------------    -------------   --------------    -------------

Retained earnings, beginning of period                5,919,721        4,803,495         4,299,434        4,463,475
Purchase price of common shares repurchased
in      excess of book value (Note 5)                  (161,496)        (563,180)       (1,496,611)        (866,298)
                                                  --------------    -------------   --------------    -------------

RETAINED EARNINGS, END OF PERIOD                     $6,363,439       $4,861,388       $ 6,363,439       $4,861,388

===================================================================================================================

EARNINGS PER SHARE          - BASIC                  $    0.018       $    0.024       $     0.120       $    0.047
                            - DILUTED                $    0.018       $    0.023       $     0.119       $    0.047
===================================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
2

===================================================================================================================

                                                                                                PURCELL ENERGY LTD.
                                                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                                        (UNAUDITED)


                                                       THREE MONTHS ENDED SEPT 30        NINE MONTHS ENDED SEPT 30
                                                  -----------------------------------------------------------------
                                                             2003            2002             2003            2002
                                                   --------------   -------------   --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income for the period                           $  605,214       $ 621,073      $ 3,560,616     $ 1,264,211
   Add non-cash items:
     Depletion, amortization and site restoration       4,027,098       3,130,000       10,616,098       9,448,000
     Future income taxes (recovery)                       (94,308)       (618,810)         697,653           3,622
                                                   --------------   -------------   --------------   -------------
   Cash flow from operations                            4,538,004       3,132,263       14,874,367      10,715,833
   Increase in deferred pension asset                     (76,929)              -         (180,675)              -
   Changes in non-cash working capital balances        (5,941,456)      3,106,224       (5,366,547)      2,832,419
                                                   --------------   -------------   --------------   -------------
                                                       (1,480,381)      6,238,487        9,327,145      13,548,252
                                                   --------------   -------------   --------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Decrease in deferred financing costs                    41,922         (51,200)         124,857         (51,200)
   Increase (decrease) in utilization of bank
     credit facilities                                 (2,435,231)      1,937,406        1,775,394      14,843,209
   Repayment of capital leases                                  -               -                -          (5,462)
   Issue of common shares, net of related costs        15,955,596               -       19,167,127         264,283
   Issue of warrants, net of related costs              2,914,125               -        2,914,125               -
   Repurchase of common shares for cancellation          (399,694)     (1,462,789)      (3,286,309)     (2,106,024)
                                                   --------------   -------------   --------------   -------------
                                                       16,076,718         423,417       20,695,194      12,944,806
                                                   --------------   -------------   --------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Changes in non-cash working capital balances        (2,527,186)      1,915,339          563,898       3,384,381
   Decrease (increase) in loan receivable                  52,720          75,675          158,160        (774,325)
   Purchase of BelAir Energy Corporation               (6,382,769)              -       (6,382,769)              -
   Purchases of property, plant and equipment          (5,260,436)     (9,155,165)     (23,882,962)    (32,225,820)
   Proceeds on disposition of property, plant
     and equipment                                          8,850         504,276            8,850       3,124,735
                                                   --------------   -------------   --------------   -------------
                                                      (14,108,821)     (6,659,875)     (29,534,823)    (26,491,029)
                                                   --------------   -------------   --------------   -------------

INCREASE IN CASH                                          487,516           2,029          487,516           2,029

Cash, beginning of period                                     300             563              300             563
                                                   --------------   -------------   --------------   -------------

CASH, END OF PERIOD                                   $   487,816       $   2,592       $  487,816       $   2,592

===================================================================================================================



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
3

================================================================================

                                                             PURCELL ENERGY LTD.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1.   BASIS OF PRESENTATION
--------------------------------------------------------------------------------

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. The interim financial statements have been prepared following the same significant accounting policies as the most recently reported annual financial statements.



--------------------------------------------------------------------------------
2.   BUSINESS ACQUISITION
--------------------------------------------------------------------------------

     On September 4, 2003, the Company purchased, pursuant to a Plan of Arrangement, all of the issued and outstanding shares of BelAir Energy Corporation ("BelAir"). The acquisition was accounted for using the purchase method with the results of operations of BelAir being included from the date of acquisition. The purchase price was allocated as follows:

     Property, plant and equipment                                 $ 69,823,613
     Current assets (including cash of $659,598)                      5,155,483
     Current payables                                                (6,102,755)
     Bank indebtedness                                              (22,958,500)
     Accrued future site restoration costs                           (3,511,571)
     Future income taxes                                             (7,004,098)
     ---------------------------------------------------------------------------
     Net assets acquired                                           $ 35,402,172
     ===========================================================================

     Purchase price attributed to:
     11,343,922 common shares issued                               $ 28,369,805
     Cash consideration paid                                          3,204,498
     Costs of the transaction                                         3,837,869
     ---------------------------------------------------------------------------
                                                                   $ 35,402,172
     ===========================================================================

================================================================================

                                                             PURCELL ENERGY LTD.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
3.   PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------

                                                                                   SEPTEMBER 30        DECEMBER 31
                                                                                           2003               2002
                                                                                  -------------   ----------------
     Petroleum and natural gas properties
        Exploration, development and related equipment expenditures               $ 213,057,318   $   123,770,216
        Property costs, net of dispositions                                          20,457,371        17,209,740
                                                                                  -------------   ----------------
                                                                                    233,514,689       140,979,956
     Office furniture and equipment                                                   1,873,580           710,588
                                                                                  -------------   ----------------
                                                                                    235,388,269       141,690,544
        Less: Accumulated amortization and depletion                               (50,658,591)       (40,439,644)
                                                                                  -------------   ----------------
     Net book value                                                               $ 184,729,678   $   101,250,900
                                                                                  =============   ================

     During the nine months ended Septembert30, 2003, approximately $689,000 (2002 - $472,000) of general and administrative costs were capitalized to petroleum and natural gas properties. Costs to acquire unproved properties and geophysical costs incurred thereon in the amount of $25,000,000 at September 30, 2003 (September 30, 2002 - $20,968,000) were excluded from depletion calculations.


--------------------------------------------------------------------------------
4.   BANK INDEBTEDNESS
--------------------------------------------------------------------------------

                                                SEPTEMBER 30        DECEMBER 31
                                                        2003               2002
                                               -------------   ----------------
     Bank operating loan                       $ 53,163,500    $    28,865,000
     Bank overdraft                               2,273,459          1,838,065
                                               -------------   ----------------
                                                 55,436,959    $    30,703,065
                                               =============   ================


     On July 21, 2003 the Company's bank credit facility was increased to $44 million from $35 million and on October 1, 2003 the credit facility was further increased to $65 million.

================================================================================

                                                             PURCELL ENERGY LTD.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
5.   EQUITY INSTRUMENTS
--------------------------------------------------------------------------------


(a)  AUTHORIZED
     The authorized share capital consists of an unlimited number of common voting shares at no par value and an unlimited number of non-voting preferred shares.

(b)  ISSUED AND OUTSTANDING

     NUMBER OUTSTANDING                                              SEPTEMBER 30, 2003           DECEMBER 31, 2002
                                                         -----------------------------------------------------------
                                                                  END OF       WEIGHTED       END OF       WEIGHTED
                                                                  PERIOD        AVERAGE       PERIOD        AVERAGE
                                                         -----------------------------------------------------------
     Common shares - basic                                    47,535,361     29,762,842    27,641,039    26,491,049
     Options to purchase common shares                         2,750,700         73.215     2,912,700       481,652
     Warrants to purchase common shares                        8.805.000              -       625,000             -
                                                         -----------------------------------------------------------
     Common shares - diluted                                  59,091,061     29,836,057    31,178,739    26,972,701
                                                         ===========================================================

     COMMON SHARES                                                   SEPTEMBER 30, 2003           DECEMBER 31, 2002
                                                         -----------------------------------------------------------
                                                               NUMBER OF                   NUMBER OF
                                                                  SHARES        AMOUNTS       SHARES        AMOUNTS
                                                         -----------------------------------------------------------
     Balance, beginning of period                            27,641,039    $ 42,238,862    26,512,840   $ 40,172,852
     Issued for cash (net of share issue costs and
     future  income taxes)
       By private placement                                   9,180,000      19,042,983     2,071,399     5,968,922
       By exercise of stock options                             542,000         476,150       287,000       280,500
     Issued to acquire BelAir Energy Corporation (note       11,343,922      28,359,805
     2)
     Repurchased for cancellation Note 5(b))                 (1,171,600)     (1,789,698)   (1,230,200)   (1,759,936)
     Future taxes on renounced exploration expenses                          (2,013,822)                 (2,423,476)
                                                         -----------------------------------------------------------
     Balance, end of period                                  47,535,361    $ 86,314,280    27,641,039  $ 42,238,862
                                                         ===========================================================

     OPTIONS                                                          NINE MONTHS ENDED                  YEAR ENDED
                                                                     SEPTEMBER 30, 2003           DECEMBER 31, 2002
                                                          ----------------------------------------------------------
                                                                               WEIGHTED                    WEIGHTED
                                                                                AVERAGE                     AVERAGE
                                                               NUMBER OF       EXERCISE    NUMBER OF       EXERCISE
                                                                 OPTIONS          PRICE      OPTIONS          PRICE
                                                          ----------------------------------------------------------
     Stock options, beginning of period                       2,912,700    $       2.45     2,702,700      $   2.31

     Granted                                                    380,000            2.64       637,000          2.57

     Exercised                                                 (542,000)           0.88      (287,000)         0.98

     Cancelled                                                        -               -      (140,000)         3.39
                                                          ----------------------------------------------------------
     Stock options outstanding, end of period                 2,750,700    $       2.79     2,912,700      $   2.45
                                                          ----------------------------------------------------------
     Exercisable, end of period                               1,544,198    $       2.79     1,914,532      $   2.25
                                                          ==========================================================


     SHARE PURCHASE WARRANTS                                         SEPTEMBER 30, 2003           DECEMBER 31, 2002
                                                         -----------------------------------------------------------
                                                              NUMBER OF                    NUMBER OF
                                                                 SHARES         AMOUNTS       SHARES        AMOUNTS
                                                         -----------------------------------------------------------
     Balance, beginning of period                               625,000     $   412,575            -       $      -

     Issued during the period                                 8,180,000       3,067,500      625,000
                                                                                                            412,575
     Issue costs                                                      -        (153,375)           -              -

     Future taxes on issue costs                                      -          59,663            -              -
                                                         -----------------------------------------------------------
     Balance, end of period                                   8,805,000    $  3,386,363      625,000      $ 412,575
                                                         ===========================================================

================================================================================

                                                             PURCELL ENERGY LTD.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------


     In connection with the acquisition of BelAir Energy Corporation, the Company closed, on July 24, 2003, a financing by way of private placement. The Company issued 8,180,000 subscription receipts at $2.45 per subscription receipt for gross proceeds of $20,041,000. After obtaining shareholder approval for the financing at a special meeting of shareholders, the Company, on September 4, 2003, exchanged each subscription receipt for one common share and one common share purchase warrant of the Company. Each warrant entitles the holder to acquire one common share of Purcell at an exercise price of $5.00 expiring July 23, 2008.

(c)  Normal Course Issuer Bid

     The Company received approval from the Toronto Stock Exchange to repurchase up to 2,400,000 of its common shares at prevailing market prices during the twelve-month period ending June 12, 2004.

     During the nine months ended September 30, 2003, the Company repurchased 1,171,600 of its common shares at a cost of $3,286,309 resulting in a $1,496,611 reduction in retained earnings. 944,000 of the shares were repurchased pursuant to an issuer bid that expired on June 13, 2003.

(d)  Stock Based Compensation

     The Company does not record compensation expense when stock options are issued to employees and directors, as disclosed in Note 2 to the annual financial statements. Had compensation expense been determined based on fair value at the option grant dates, the net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            Nine months ended    Sept 30, 2003
                                                  As Reported        Pro Forma
     --------------------------------------------------------- ----------------
      Net income                                  $ 3,560,616       $3,097,711
     Earnings per share, basic                    $     0.120       $    0.104
     Earnings per share, diluted                  $     0.119       $    0.104

     The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions: Dividend yield (Nil); expected volatility (0.60); risk-free interest rate (5.0%); and weighted average life of 5 years.

================================================================================

                                                             PURCELL ENERGY LTD.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
6.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
--------------------------------------------------------------------------------

     The Company has entered into the following contacts to hedge commodity prices and deliver natural gas:

     Contract Type        Product    Floor/Strike Price   Ceiling Price            Volume               Contract Term
     ---------------------------------------------------------------------------------------------------------------------
     Financial        Natural Gas  $4.15 per GJ at AECO   $5.70 per GJ 12,000 GJ per day      Nov 1, 2002 to Oct 31, 2003
     Financial        Natural Gas  $4.50 per GJ at AECO   $6.20 per GJ  2,500 GJ per day      Nov 1, 2002 to Oct 31, 2003
     Physical         Natural Gas  $5.17 per GJ at AECO                 2,500 GJ per day    April 1, 2003 to Oct 31, 2003
     Physical         Natural Gas  $6.50 per GJ at AECO   $8.50 per GJ  7,000 GJ per day     Nov 1, 2003 to April 1, 2004
     Physical         Natural Gas  $5.70 per GJ at AECO                 4,000 GJ per day      Nov 1, 2003 to Oct 31, 2004
     Physical         Natural Gas  $5.20 per GJ at AECO                 4,000 GJ per day    April 1, 2004 to Oct 31, 2004
     Physical           Crude Oil  $25.15 per bbl WTI                   100 bbls per day    May 1, 2003 to April 30, 2004
     Physical           Crude Oil  $28.63 per bbl WTI                   300 bbls per day       Nov 1, 2003 to Nov 1, 2004

     If the contracts were terminated at September 30, 2003, the Company would receive $1,020,000 (December 31, 2002 - pay $2,612,000).


--------------------------------------------------------------------------------
7.   CONTINGENCIES
--------------------------------------------------------------------------------

     There have been no material changes in the existence, likelihood or amount of contingencies from the preceding annual financial statements.



--------------------------------------------------------------------------------
8.   COMPARATIVE FIGURES
--------------------------------------------------------------------------------

     Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.




8